

Mail Stop 3720

December 4, 2008

Mr. William Hopke
President
ESPRE Solutions, Inc.
5700 W. Plano Parkway
Suite 2600
Plano, Texas 75093

> **Re:** **ESPRE Solutions, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: November 25, 2008**
> **File No. 0-51577**

Dear Mr. Hopke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1. We note that the your representation voiced in the last sentence on the third paragraph of Item 4.01 addresses reportable events as defined by Item 304(a)(1)(v) of Regulation S-K only through June 30, 2008. Refer to the second paragraph of Item 4. Controls and Procedures of page 24, and to the fourth through fifth paragraphs of page 5 of your Form

10-Q/A#2, which cite several significant internal control deficiencies and corrections of errors required for your June 30, 2008 financial statements.   Please expand your representations made in compliance with Item 304(a)(1)(v) of Regulation S-K to address all reportable events occurring within your two most recent fiscal years and the subsequent interim period *preceding your dismissal of your former auditors*, Sweeney, Gates & Co. Provide the information required by Item 304(a)(1)(iv) of Regulation S-K for events indicated by paragraph (A) of Item 304(a)(1)(v) of Regulation S-K.

2. Further, explain to us your consideration of whether you were required to make additional disclosure in compliance with paragraphs (B), (C) and (D) of Item 304(a)(1)(v) of Regulation S-K.

3. Clarify the last paragraph of your Item 4.01 disclosure and indicate whether or not someone acting on your behalf consulted with your newly engaged accountant as specified by Item 304(a)(2) of Regulation S-K.

4. We also note that the letter of your former accountant, Sweeney Gates and Co., does not state whether or not Sweeney Gates and Co. agrees with the statements you have made in response to Item 304(a) of Regulation S-K. Please amend your Form 8-K and include a letter from your former accountant that complies with Item 304(a)(3) of Regulation S-K.

As appropriate, please file your supplemental response via EDGAR within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief